

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 7, 2007

Via Mail and Fax

David Shaw
Chief Executive Officer
Standard Aero Holdings, Inc.
500-1780 Wellington Avenue
Winnipeg, Manitoba, Canada R3H 1B3

      RE: **Standard Aero Holdings, Inc.**
                  Form 10-K: For the Year Ended December 31, 2005
                  Form 10-Q: For the Period Ended September 30, 2006
                  File Number: 333-124394

Dear Mr. Shaw:

We have reviewed your correspondence dated January 26, 2007, and have the following comments. We believe you should revise future filings in response to these comments where indicated. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated January 26, 2007

1. Refer to your response to comment number 3. Please revise your statements of operations to separately disclose the revenue attributable to engine parts and modules embodied in multiple element arrangements. Since you consider these parts and modules a separate unit of accounting to which revenue is allocated, you are required under Rule 5-03.1 of Regulation S-X to separately disclose this revenue.

The following comments are in regard to your response to comment number 5.

2. Please further explain to us why your accounting for PBH contracts is appropriate. There does not appear to be a sufficient basis for you to recognize service revenue for PBH contracts under FTB 90-1. As discussed below, we believe the scope of FTB 90-1 and its intent was directed to provide guidance to companies such as original

equipment manufacturers and retailers that routinely sell a combined package of equipment, warranty and maintenance services.

Paragraph 2 of FTB 90-1 states "A contract is separately priced if the customer has the option to purchase the services provided under the contract for an expressly stated amount separate from the price of the product." The background section of FTB 90-1 noted in paragraph 7 states "Extended warranty and product maintenance contracts provide warranty protection or product services not included in the original price of the product covered by the contracts."

Paragraph 8 goes on to state "Warranties are explicitly included within the scope of Statement 5. However, that Statement addresses warranty obligations that are incurred in connection with the sale of the product, that is, obligations that are not separately priced or sold but are included in the sale of the product. This Technical Bulletin addresses extended warranty and product maintenance contracts that are priced and sold separately from the product and concludes that the accounting should recognize the sale of the product and the sale of the contract as separate transactions regardless of the seller's pricing and marketing strategy."

Since you do not routinely sell a combined package of equipment, warranty and maintenance services, we do not believe it is appropriate for you to apply FTB 90-1 to the service revenue portion of PBH contracts. We believe that you should be applying the guidance in EITF 00-21 to the PBH contracts in their entirety, whereas each separate deliverable within "MRO service labor" would constitute a separate unit of accounting. For example, each complete overhaul would constitute a separate unit of accounting. Accordingly, please further explain to us why your accounting for PBH contracts is appropriate or revise your accounting to comply with EITF 00-21.

3. Please tell us whether there was any unbilled accounts receivable recorded during any of the 2006, 2005, or 2004 quarterly or year end balance sheet dates for any of your contracts. Describe for us the types of contracts that were underlying any of the unbilled accounts receivable and the reason the amounts were unbilled. With regard to PBH contracts, identify for us any amounts that were unbilled due to an insufficient number of hours or cycles actually flown. If there was unbilled accounts receivable that related to PBH contracts, explain to us how you have applied the provisions of paragraphs 14 and 15 of EITF 00-21.

4. Please explain to us why it is appropriate to identify (i) MRO service labor and (ii) engine parts and modules embodied as separate units of accounting. The basis for these deliverables constituting separate units of accounting is unclear since (1) you have disclosed in the second paragraph of your revenue recognition policy that there are only two separate units of accounting, in which MRO service labor and engine parts and modules embodied constitute one unit of accounting, and (2) it appears that you are bifurcating an actual overhaul of an engine. It is not appropriate to bifurcate an engine overhaul into separate service and part components since these stand alone items would not have value to your customers.

5. Please provide us the following:
    (a) An explanation why you utilize a "risk factor" in your accounting for arrangements under EITF 00-21;
    (b) An analysis that demonstrates your use of a risk factor is consistent with the guidance presented in EITF 00-21; and
    (c) A description and quantification of the impact on the presented and subsequent financial statements from this risk factor. Quantify the actual risk factor on a quarterly basis for these periods as well.

6. Please explain to us with greater specificity when you recognize MRO service labor revenue. You state in the notes to financial statements that you recognize revenue and related cost of revenue when the services are completed. However, in your response when you state that costs are charged to expense as incurred you seem to imply that revenue is recognized as the services are performed.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosures in the filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Standard Aero Holdings, Inc.
February 7, 2007
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Bradley Bertouille, Chief Financial Officer